April 12, 2010
VIA EDGAR AND FEDERAL EXPRESS
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: J. Nolan McWilliams

Re:	CKE Restaurants, Inc. Preliminary Proxy on Schedule 14A Filed March 19, 2010 File No. 001-11313 Form 10-K for the fiscal year ended January 25, 2010 Filed March 25, 2010 File No. 001-11313
Dear Mr. McWilliams:
     On behalf of CKE Restaurants, Inc. (the “Company”), we hereby submit the Company’s responses to the comments made by the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the letter dated April 6, 2010 (the “Comment Letter”), in connection with the Company’s Preliminary Proxy Statement on Schedule 14A filed on March 19, 2010 (the “Proxy Statement”) and Form 10-K for the fiscal year ended January 25, 2010 filed on March 25, 2010 (the “Form 10-K”).
     For the convenience of the Staff, each of the Company’s responses are preceded by a reproduction of the corresponding Staff comments as set forth in the Comment Letter, and each response contains a reference to the page number(s), as applicable, where the responsive information may be found in the Proxy Statement or the Form 10-K, as applicable.
     As previously discussed with the Staff, the Company is not filing a revised Proxy Statement or Form 10-K along with this letter. The Company will incorporate the revisions to the Proxy Statement made in response to the Staff’s comments set forth below in its Definitive Proxy Statement on Schedule 14A. For the Staff’s convenience, we are delivering, via overnight mail, hard copies of this letter and the specific pages of the Proxy Statement that reflect the revisions to the Proxy Statement that will be made in the Company’s Definitive Proxy Statement on Schedule 14A made in response to the Staff’s comments.

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Proxy Statement
General
1.	Please advise what consideration you have given to the applicability of Rule 13e-3 to this transaction. We note in this regard disclosure on page 45 stating that discussions have occurred and that it is “likely” that some members of CKE management could serve in management positions with Parent or could purchase or participate in the equity of Parent. While we acknowledge that disclosure suggests the compensation arrangements are not yet finalized, nevertheless such arrangements could result in potential application of the Rule.
Company Response: We respectfully advise the Staff that, after careful consideration prior to the initial filing of the Proxy Statement, the Company determined that the transaction does not constitute a “Rule 13e-3 transaction” within the meaning of Rule 13e-3(a)(3) for the reasons set forth below. For the purposes of this response, the Company’s senior management includes Andrew F. Puzder (its principal executive officer), Theodore Abajian (its principal financial officer) and E. Michael Murphy (its President and Chief Legal Officer, and collectively with Andrew F. Puzder and Theodore Abajian, the “Senior Executive Officers”).

I.	APPLICABLE RULE
Rule 13e-3(a)(3) defines a “Rule 13e-3 transaction” as the purchase of any equity security, or tender offer for any security, by the issuer of such securities or by an affiliate of such issuer, which has either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the effects described in Rule 13e-3(a)(3)(ii), which includes the effect of causing an equity class of securities listed on a securities exchange to no longer be listed on such securities exchange. Rule 13e-3 also defines an “affiliate” of the issuer as “a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer.” The Company understands that whether a person is in “control” of an issuer within the meaning of Rule 13e-3, and therefore, whether such person is an “affiliate” for purposes of Rule 13e-3, depends upon all of the facts and circumstances of the particular situation.
With respect to each of the Senior Executive Officers, the key question, as described in Section II.D.3 of the Division of Corporation Finance’s Current Issues and Rulemaking Projects Outline dated November 14, 2000, is whether members of management that are affiliates of the issuer can be considered to be affiliates of the acquiror and hence “on both sides of the transaction,” making the acquiror also an affiliate of the issuer. The Company’s interpretation of Section 201.01 and Section 201.05, collectively, of the Commission’s Compliance and Disclosure Interpretations on Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 (last updated on January 26, 2009) (the “13e-3 C&DIs”), indicates that the Commission will generally look to the following factors in determining whether senior management of an issuer is engaged in a “Rule 13e-3 transaction”: (i) the equity participation of management in the acquiror, (ii) the representation of management on the board of directors of the acquiror, (iii) alterations in management’s employment arrangements favorable to management, and (iv) increases in the compensation to be received by management. Furthermore, the Company believes that whether such members of management are

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deemed to be engaged in a “Rule 13e-3 transaction” depends upon the particular facts and circumstances of the transaction.

II.	SUMMARY RESPONSE
In consideration of the factors set forth above, the Company has determined that the Senior Executive Officers are not engaged in a “Rule 13e-3 transaction” for the following reasons:
•	the Senior Executive Officers, as a group, would be expected to beneficially own approximately 2.0% in the aggregate of the post-closing equity of Parent or an indirect holding company of the surviving corporation (“CKE Parent”), on a fully-diluted basis, as a result of an investment to be made at closing (with other equity holdings to come only as a result of vesting over time in an incentive equity plan to be established at closing), as more particularly described in Section III to this response below;

•	none of the Senior Executive Officers, except Andrew F. Puzder, would occupy a seat on the board of directors of the surviving corporation, as more particularly described in Section IV to this response below;

•	the terms of the Senior Executive Officers’ employment arrangements would be substantially similar to their current employment arrangements, as more particularly described in Section V to this response below; and

•	none of the Senior Executive Officers would receive significant increases in compensation as a result of the proposed merger, as more particularly described in Section VI to this response below.
Moreover, the Company believes that, as a general matter, the proposed merger is not the type of transaction that Rule 13e-3 is intended to regulate. As more particularly described in Section VII to this response, Parent has advised the Company that, as of the date of the Proxy Statement and as of the date of this letter, no agreement, arrangement or understanding has been reached with respect to the terms of the Senior Executive Officers’ employment with or equity investment in CKE Parent, the surviving corporation or any of CKE Parent’s subsidiaries, which is strong evidence of the Senior Executive Officers’ lack of control and inability to influence the transaction in a manner that would accommodate their own personal interests at the expense of the Company’s public shareholders.

III.	NO MATERIAL EQUITY OWNERSHIP BY SENIOR EXECUTIVE OFFICERS IN THE SURVIVING CORPORATION
The level of equity participation of senior management in the surviving corporation is a significant consideration in assessing whether such management could be deemed to control the surviving corporation. In particular, Section 201.06 of the 13e-3 C&DIs indicated that if the target company’s management anticipated receiving a 20% stake in the surviving company’s equity after the consummation of an acquisition transaction pursuant to a contractual agreement with a financial buyer, regardless of whether such agreement was finalized at the time of the signing of the acquisition agreement, the financial buyer could be, directly or indirectly, deemed to be in control of

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the issuer in advance of the closing of the acquisition. The Company notes that the commonly applied threshold for presumptive control on the basis of equity ownership is 10% and that equity ownership of less than such amount would typically not give rise to any such presumption of control.
While discussions have occurred between the Senior Executive Officers and representatives of Parent and/or Thomas H. Lee Partners, L.P. (“THL”) with respect to each such Senior Executive Officer’s continued involvement with the surviving corporation, Parent has advised the Company that, as of the date of the filing of the Proxy Statement and as of the date of this letter, those discussions have not led to any agreement, arrangement or understanding with THL, Parent, Merger Sub or their affiliates regarding employment with, or the right to invest or participate in the equity of, the surviving corporation, CKE Parent, or any of Parent’s subsidiaries. The Company has been advised by Parent that the equity ownership of the Senior Executive Officers, or other senior management, in the surviving corporation or CKE Parent, would not allow such management to control the surviving corporation. In addition, Parent has advised the Company that, consistent with customary terms in a transaction of this type, it would prefer the Senior Executive Officers to invest 50% of the after-tax proceeds received by each such Senior Executive Officer in connection with the proposed merger in equity securities of CKE Parent. Assuming that each of the Senior Executive Officers invested this amount in CKE Parent, the Senior Executive Officers, as a group, would beneficially own approximately 2.0% of the post-closing equity of CKE Parent on a fully-diluted basis as a result of such investment.
In addition, Parent has informed the Company that, concurrent with the closing of the proposed merger, as is customary, CKE Parent plans to adopt a new equity incentive plan (the “Proposed Plan”). The Proposed Plan would reserve 10% of the equity of CKE Parent, on a fully-diluted basis as of the closing of the proposed merger, for grants to executives (including the Senior Executive Officers), new hires and certain other employees designated by the board of directors of CKE Parent in consultation with the chief executive officer of CKE Parent. It is currently intended that the Proposed Plan will provide for the grant of restricted stock in CKE Parent and would be the only equity incentive for executives of the Company (including the Senior Executive Officers) for the four-year period following closing of the proposed merger. It also is anticipated that the awards will be subject to (i) vesting over a period of four years of continued employment and/or achievement of certain performance targets and (ii) the participant’s continued employment with the surviving corporation at such time as the performance targets are achieved.
Parent has advised the Company that, subject to satisfactory negotiation of the terms of the Senior Executive Officers’ employment and equity arrangements with the surviving corporation, it intends to make grants of restricted shares of common stock to each of the Senior Executive Officers at closing. The restricted stock awards to the Senior Executive Officers will be subject to the same multi-year vesting provisions applicable to all grants made under the Proposed Plan at the closing of the proposed merger. In addition, Parent has informed the Company that, as is customary in a transaction of this type, it expects to grant a substantial majority of such restricted stock awards at closing. Parent has further informed the Company that it has not yet determined the size of the restricted stock grants to be issued or the grantees thereof, except that, subject to satisfactory negotiation of the terms of the Senior Executive Officers’ employment and equity arrangements, it expects to provide to the Senior Executive Officers awards of restricted shares that represent no more than 5.3% of the fully-diluted equity of CKE Parent. As noted above, such restricted shares will be subject to meaningful risk due to the time- and performance-based vesting requirements that will be

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associated with such restricted share grants. Given that these restricted shares would be earned, if at all, over a four-year period and are subject to meaningful risk due to the time- and performance-based vesting requirements that will be associated with such shares, the Company believes that the relevant measure of equity participation for the purpose of Rule 13e-3 is the amount of equity that the Senior Executive Officers would be expected to invest in at closing. Thus, in summary, the Senior Executive Officers’ rollover equity, which in the aggregate would represent approximately 2.0% of the equity of CKE Parent on a fully-diluted basis, clearly does not constitute control. Even if the restricted shares that would be issued under the Proposed Plan were included, the aggregate holdings of the Senior Executive Officers would be meaningfully below the commonly applied 10% ownership threshold, in the aggregate, and significantly below the 20% ownership threshold that was discussed in Section 201.06 of the 13e-3 C&DIs.
In light of the foregoing, the Company does not believe that the amount of equity in the surviving corporation to be held by the Senior Executive Officers would be material enough to exercise any meaningful level of control or influence over the surviving corporation. Therefore, the Company does not believe that the anticipated equity ownership should result in this transaction being deemed a “Rule 13e-3 transaction.”

IV.	NONE OF THE SENIOR EXECUTIVE OFFICERS, EXCEPT MR. PUZDER, WILL HOLD A SEAT ON THE SURVIVING CORPORATION’S BOARD OF DIRECTORS
The Rule 13e-3 Adopting Release (Release No. 34-16075, August 2, 1979) (the “Adopting Release”) noted that, in pertinent part, a person would not be considered an affiliate of the acquiror solely because such person agrees to be appointed as a director of the acquiror. Only one of the Senior Executive Officers, Mr. Puzder, currently holds a seat on the Company’s ten-member board of directors. Through its control of the board of directors and its equity ownership of the surviving corporation, THL will control all decisions of the surviving corporation. While there currently is no agreement by THL to designate any of the Senior Executive Officers as a member of the board of directors of the surviving corporation, THL has advised the Company that it intends to designate Mr. Puzder as a member of the surviving corporation’s board of directors, subject to satisfactory negotiation of the terms of the Senior Executive Officers’ employment and equity arrangements. The Adopting Release supports the view that Mr. Puzder should not be deemed an affiliate of Parent and/or THL by virtue of THL’s intention to designate Mr. Puzder as a member of the board of directors of the surviving corporation. The Company does not believe that a single seat on the board of directors of the surviving corporation is sufficient to constitute control. Additionally, any designation of Mr. Puzder as a member of the board of directors of the surviving corporation would represent a continuation of his current status as a director of the Company and would not result in any expansion of the number of board seats occupied by the Senior Executive Officers. As a result, the Company does not believe that the grant of a single seat on the surviving corporation’s board of directors to a continuing member of the Company’s board of directors should result in the transaction being deemed a “Rule 13e-3 transaction.”

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V.	THE TERMS OF THE SENIOR EXECUTIVE OFFICERS’ EMPLOYMENT ARRANGEMENTS WILL BE SUBSTANTIALLY SIMILAR TO THEIR CURRENT EMPLOYMENT ARRANGEMENTS
Parent and the Senior Executive Officers are currently discussing certain changes to existing employment arrangements to reflect the transition from a publicly-held to a privately-held company. Although it is likely that the Senior Executive Officers will enter into arrangements with Parent or its affiliates regarding employment (and severance arrangements), Parent has advised the Company that no agreements, arrangements or understandings have been reached between the Senior Executive Officers and representatives of Parent and/or THL. THL has advised the Company that if the Senior Executive Officers enter into any new employment arrangements with Parent or the surviving corporation, such employment arrangements will be entered into at or immediately prior to the completion of the proposed merger, and would not become effective until after the proposed merger is completed.
THL has advised the Company that if any new employment arrangements with Senior Executive Officers are entered into, it expects that such new employment agreements will be on substantially similar terms as their current employment agreements. As a result, the Company does not believe that any new employment arrangements to be entered into by the Senior Executive Officers should result in the transaction being deemed a “Rule 13e-3 transaction.”

VI.	THE SENIOR EXECUTIVE OFFICERS WILL NOT RECEIVE SIGNIFICANT INCREASES IN CONSIDERATION
THL has advised the Company that if any new employment arrangements with Senior Executive Officers are entered into, it expects the compensation to be received by the Senior Executive Officers pursuant to such employment arrangements will be substantially similar to the compensation that they currently receive pursuant to their current employment arrangements. As a result, the Company does not believe that the contemplated consideration to be received by the Senior Executive Officers should result in the transaction being deemed a “Rule 13e-3 transaction.”

VII.	THE PURPOSES UNDERLYING RULE 13E-3 ARE NOT IMPLICATED BY THE PROPOSED MERGER
As a general matter, the Company respectfully submits that the proposed merger is not the type of transaction that Rule 13e-3 is intended to regulate.
It is the Company’s understanding and belief that the Commission adopted Rule 13e-3 to, among other things, help protect unaffiliated security holders, particularly small investors, from overreaching by an issuer’s affiliate in connection with a transaction in which that affiliate stood on both sides of the transaction. In the Commission’s Interpretive Release Relating to Going Private Transactions under Rule 13e-3 (Release No. 34-17719, April 13, 1981) (the “Interpretative Release”), the Commission stated that “a [Rule 13e-3] transaction is undertaken either solely by the issuer or by the issuer and one or more of its affiliates standing on both sides of the transaction.” In that Interpretative Release, the Commission appeared to be concerned that an affiliate standing on both sides of a transaction with the issuer could design the transaction to accommodate the interests of the affiliate rather than (or at the expense of) the issuer’s unaffiliated security holders. Indeed, the

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need for such protection arose out of the fact that the nature of and methods historically utilized in effecting going private transactions presented an opportunity for coercion of unaffiliated security holders by an issuer or its affiliates. This was due, in part, to the lack of arm’s-length bargaining and the inability of unaffiliated security holders to influence corporate decisions to enter into such transactions.
As described under the “The Merger—Background of the Merger” in the Proxy Statement, the merger agreement with Parent was approved by the Company’s board of directors, a majority of whom are independent with no connections to, or influence by, THL. The Company’s board of directors was advised by independent advisors and its transaction committee had arm’s-length negotiations with THL. The board of directors was not directed by the Senior Executive Officers to consider a sale of the Company and the board of directors did not consider any impact that the sale of the Company would have on the Senior Executive Officers’ financial or other interests in the Company. Further, the fact that the Senior Executive Officers’ beneficially owned less than 5.8% of the outstanding shares of the Company prior to the Company’s entry into the merger agreement with Parent and the fact that representatives of Parent and THL are continuing to negotiate the terms of the Senior Executive Officers’ employment and equity arrangements in the surviving corporation is strong evidence of the lack of the Senior Executive Officers’ control and general inability to design the transaction to accommodate their personal interests or to further their own personal interests at the expense of the interests of the Company’s shareholders. In addition, as described under “The Merger Agreement” in the Proxy Statement, the merger agreement allows the Company to actively initiate, solicit and encourage any inquiry or the making of any takeover proposals from third parties and to enter into, engage in and maintain discussions or negotiations with any person with respect to a takeover proposal through 12:01 p.m., New York City time, on April 7, 2010, and until 12:01 p.m., New York City time, on April 27, 2010 with excluded parties. Since the date of the merger agreement, this process has at all times been supervised and controlled by the board of directors and/or the transaction committee, advised by the board of directors’ independent legal counsel, and has not been directed by the Senior Executive Officers. As a result of this process, the Company has recently received an alternative takeover proposal from another third party (unaffiliated with Parent or THL) and, as of the date of this letter, the Company continues to actively negotiate the terms of the alternative takeover proposal with such third party.
Finally, shareholders of the Company will be entitled to vote on the transaction. As the Staff has indicated in the Interpretive Release, the existence of a shareholder vote in and of itself is not dispositive, since in many going private transactions the “requirement frequently proves to be a mere formality since the affiliates of the issuer may already hold the requisite percentage of securities for approval.” In this case, the proposed merger requires the affirmative vote of holders holding at least a majority of the outstanding shares of the Company. Although Parent has entered into voting agreements with the Company’s directors and officers, who hold and are entitled to vote an aggregate of approximately 8% of the outstanding shares of the Company’s common stock, such voting agreements do not represent a sufficient number of votes to materially impact the outcome of the requisite shareholder vote to adopt the merger agreement, and as a result, the majority-vote requirement in this transaction is not simply a mere formality.
In substance, the proposed merger between the Company and THL is an arm’s-length transaction between unaffiliated parties, unanimously approved by the Company’s board of directors. For the

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reasons discussed in this letter, the Company respectfully submits that the proposed merger is not a “Rule 13e-3 transaction.”
Interests of Certain Persons in the Merger, page 5
2.	Please revise, to the extent practicable, to include quantified amounts for each of the bullets in this section.

Company Response: In response to the Staff’s comment, the bullets in the section entitled “Interests of Certain Persons in the Merger” on page 5 of the Proxy Statement will be revised as set forth in the following excerpt from page 5 of the Proxy Statement, which excerpt is marked to show the revisions to the disclosure which will be made in response to the Staff’s comment.
•	“the vesting and cash-out of all vested and unvested stock options held by certain of our executive officers and directors, which will result in an aggregate cash payment to such executive officers and directors of approximately $4,055,273, based on holdings as of May 31, 2010;

•	the vesting and cash-out of all unvested shares of restricted stock held by certain of our executive officers and directors, which will result in an aggregate cash payment to such executive officers and directors of approximately $11,563,494, based on holdings as of May 31, 2010;

•	pursuant to employment agreements with each of Andrew F. Puzder, E. Michael Murphy and Theodore Abajian, assuming the merger is completed on May 31, 2010 and such executive officers experience qualifying terminations during a specified period after such date, the payment of severance payments, which will result in an aggregate cash payment to such executive officers of approximately $10,479,147 (exclusive of the estimated value of employee benefit plans);

•	the fact that, prior to the effective time of the merger, we may pay certain executive officers cash bonuses for fiscal year 2010 pursuant to the terms of such officers’ employment agreements;

•	the fact that, pursuant to the terms of the employment agreements with certain of our executive officers, we are scheduled to grant restricted stock (subject to performance and/or time-based vesting) on October 12, 2010 and, in the event that the effective time of the merger occurs after October 12, 2010, or in the event of certain qualifying terminations of employment prior to the effective time of the merger, such awards will vest in full at the effective time of the merger; and

•	the receipt by each of the members of the transaction committee of a one-time payment in the amount of $25,000 in compensation for such member’s services on the transaction committee, whether or not the merger occurs.

See the section entitled “The Merger—Interests of Certain Persons in the Merger” beginning on page [•].”

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Solicitation of Proxies, page 22
3.	We note that proxies may be solicited in person, by telephone, or by other electronic means including by internet and facsimile. Please confirm that you will file all written soliciting materials, including any scripts to be used in soliciting proxies by personal interview or telephone.
Company Response: The Company respectfully acknowledges its obligation to file all written soliciting materials, including any scripts to be used in soliciting proxies by personal interview or telephone.
Background of the Merger, page 23
4.	Please revise the last sentence of the second full paragraph on page 29 to explain the material contingencies concern that required letting senior management discuss equity rollover and compensation arrangements with THL.
Company Response: In response to the Staff’s comment, the last sentence of the second full paragraph on page 29 of the Proxy Statement will be revised as set forth in the following excerpt from page 29 of the Proxy Statement, which excerpt is marked to show the revisions to the disclosure which will be made in response to the Staff’s comment.
“Due to the advanced nature of the negotiations between the parties and the need for the board of directors to better understand whether THL had any material contingencies relating to the proposed transaction, including whether the proposed transaction with THL would be predicated on THL’s ability to reach satisfactory arrangements with management regarding equity rollover and compensation, the independent members of the board of directors also authorized senior management to engage in discussions with THL regarding equity rollover and compensation arrangements.”
Reasons for the Merger, page 31
5.	We note your disclosure in the fourth bullet of the Board’s belief that the merger is more favorable to stockholders than the alternatives. Please revise to discuss any alternatives you considered to the merger.
Company Response: In response to the Staff’s comment, the fourth bullet on page 31 of the Proxy Statement will be revised as set forth in the following excerpt on page 31 of the Proxy Statement, which excerpt is marked to show the revisions to the disclosure which will be made in response to the Staff’s comment.
“the board of directors’ belief that the merger is more favorable to the Company’s stockholders than the alternatives to the merger, which belief was formed based on the board of directors’ and the transaction committee’s review, with the assistance of its financial advisors, of the strategic alternatives available to the Company, including remaining a publicly-traded, independent company and continuing to execute its strategic plan;”

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Opinion of Financial Advisor, page 34
6.	Please send us a copy of the board book and any other materials prepared by UBS in connection with the fairness opinion. Also, provide us with a copy of the engagement letter.
Company Response: UBS Securities LLC (“UBS”) has advised the Company that Mayer Brown LLP, counsel to UBS, will furnish a copy of the presentation made by UBS to the Company’s board of directors on February 25, 2010 and a copy of UBS’ engagement letter, via overnight mail under separate cover. The presentation is the material provided by UBS to the Company’s board of directors in connection with UBS rendering its opinion to the Company’s board of directors. UBS requests confidential treatment of these materials pursuant to Exchange Act Rule 12b-4 and the provisions of CFR Section 200.83. In accordance with such rules, UBS will request that those materials be returned promptly to Mayer Brown LLP following completion of the Staff’s review thereof.
7.	Please revise the discussion of the various analyses used by UBS so that the recipients of the proxy statement can understand exactly what each analysis indicates. As a general matter, for each analysis, please provide sufficient explanation of each step of the analysis and the conclusion such that an investor will understand how this analysis supports a conclusion that the transaction is fair.
Company Response: Following the telephone conversation among representatives of the Staff, counsel for the Company, UBS and counsel for UBS, the Company and UBS and their respective counsel reviewed and considered the description of the analyses performed by UBS, as set forth on pages 34 through 38 of the Proxy Statement. Based on its review and discussion with the Staff, the Company believes that the narrative and tabular information provided in the description sufficiently discusses and provides information to an investor regarding the procedures followed, matters considered and numerical elements of UBS’ analyses and the results thereof. In addition, the Company respectfully advises the Staff that, as stated in the first full sentence on page 36 of the Proxy Statement, UBS did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion, but rather arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole. In that regard, it would not be appropriate to add disclosure to the Proxy Statement purporting to describe how each analysis performed by UBS in connection with arriving at its ultimate opinion supports a conclusion that the consideration was fair from a financial point of view or purporting to describe what each analysis may or may not indicate in isolation. Doing so could create a misleading or incomplete view of the processes underlying UBS’ analyses and opinion and, as noted above, such disclosure would not reflect how UBS conducted its analyses and reached its conclusion. Accordingly, the Company respectfully submits that such revision to the disclosure is not necessary or appropriate.
8.	Please disclose the criteria used to determine the comparable transactions used for the analysis. Tell us whether any additional transactions that fit the criteria were not used and why not.

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In response to the Staff’s comment, the first sentence of the first full paragraph on page 37 of the Proxy Statement will be revised as set forth in the following excerpt from page 37 of the Proxy Statement, which excerpt is marked to show the revisions to the disclosure which will be made in response to the Staff’s comment.
“UBS reviewed certain publicly available information relating to the three selected transactions ~~involving acquisitions of~~set forth below, which were announced after December 1, 2002, had enterprise values greater than $250 million and involved target companies in the quick service restaurant ~~companies~~industry primarily engaged in the food business that were not franchisees of another company’s brands and for which data relating to the target company’s EBITDA and transaction value were publicly available.”
In further response to the Staff’s comment, the Company has been advised by UBS that UBS did not identify additional transactions that satisfied the criteria specified in the revised disclosure on page 37 of the Proxy Statement.
Certain Company Forecasts, page 39
9.	Please delete the first sentence of the last paragraph on this page.
Company Response: In response to the Staff’s comment, the first sentence of the last paragraph on page 39 of the Proxy Statement will be deleted in its entirety.
Explanatory Note Regarding the Merger Agreement, page 49
10.	Please note that general disclaimers regarding the accuracy and completeness of disclosure, or investor use of that information, may not be sufficient when you are aware of material contradictory information. Accordingly, please remove language in this paragraph which states that representations and warranties “in some cases were qualified by disclosures that were made by each party to the other, which disclosures were not reflected in the merger agreement.” The company’s obligation to consider whether additional disclosure is necessary in order to make the statements not misleading applies to representations and warranties as contained in the agreement included as an annex to the proxy statement.
Company Response: The Company respectfully acknowledges that its obligation to consider whether additional disclosure is necessary to make the statements not misleading applies to the representations and warranties contained in the agreement included as an annex to the proxy statement. In addition, in response to the Staff’s comment, the second to last sentence of the first paragraph on page 49 of the Proxy Statement will be revised as set forth in the following excerpt on page 49 of the Proxy Statement, which excerpt is marked to show the revisions to the disclosure which will be made in response to the Staff’s comment.
“The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC ~~and in some cases were qualified by disclosures that were made by each party to the other, which disclosures were not reflected in the merger~~

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~~agreement~~.”
In addition, in response to the Staff’s comment, the Company intends to add the following sentence to the end of the first paragraph on page 49 of the Proxy Statement:
“Any material facts that the Company is aware of as of the date of this proxy statement that would otherwise materially modify the representations and warranties in the merger agreement have been disclosed elsewhere in this proxy statement, or in the documents incorporated by reference in this proxy statement. See “Where You Can Find More Information” beginning on page [ • ].”
Form 10-K
Litigation Related to the Proposed Merger, page 17
11.	Please provide us with copies of the complaints for each of the six actions discussed.
Company Response:
     The Company will deliver via overnight mail hard copies of the complaints requested under separate cover. Please note that, since the filing of the Proxy Statement, various events related to the litigation described in the Proxy Statement have occurred. On March 25, 2010, the Santa Barbara Superior Court consolidated the Hendricks, Inglima, Curtis, and McDonald actions described in the Proxy Statement as In re CKE Restaurants, Inc. Shareholder Litigation, Lead Case No. 1342245. On March 26, 2010, a putative stockholder action styled Huang v. CKE Restaurants, Inc. et al., Case No. 5374, was filed in the Delaware Court of Chancery. On March 29, 2010, the Delaware Court of Chancery consolidated the Pieces of Eight and Warnock actions described in the Proxy Statement with the Huang action as In re CKE Restaurants, Inc. Shareholder Litigation, Consolidated C.A. No. 5290-VCP. On April 1, 2010, plaintiffs in the consolidated Delaware action filed a consolidated complaint, and on April 8, 2010, plaintiffs in the consolidated California action filed a consolidated complaint. Among other remedies, the complaints in all the above-described actions seek to enjoin the proposed merger. The Company and THL believe these lawsuits are without merit and intend to defend them vigorously. The Company will deliver via overnight mail hard copies of all complaints described in this response and will incorporate an update with respect to the litigation matters that have occurred since the filing of the Preliminary Proxy Statement in its Definitive Proxy Statement on Schedule 14A.
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     The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement and the Form 10-K;

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•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement or the Form 10-K; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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               Should you have any questions regarding the responses set forth herein, or require any additional information, please do not hesitate to contact me directly at (949) 725-4125.
Very truly yours,
STRADLING YOCCA CARLSON & RAUTH
/s/ C. Craig Carlson
C. Craig Carlson